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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER




    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934




                  FILING NO. 2 FOR THE MONTH OF SEPTEMBER, 2001





                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

          6725 Airport Road, Suite 201, Mississauga ON, Canada L4V 1V2
          ------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F  X    Form 40-F
                                    ---             ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes               No  X
                                    ---             ---

================================================================================

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                           BID.COM INTERNATIONAL INC.

     On September 12, 2001, Bid.Com International Inc. mailed to its shareholders a Notice of Special Meeting of Shareholders, a Management Information Circular, each dated September 7, 2001, and a Form of Proxy.

Exhibit 1.    Notice of Special Meeting of Shareholders, dated September 7, 2001

Exhibit 2.    Management Information Circular, dated September 7, 2001

Exhibit 3.    Form of Proxy

Exhibit 4.    Letter from company to shareholders dated September 7, 2001.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            BID.COM INTERNATIONAL INC.





Date: September 13, 2001                    By: /s/  JOHN MACKIE
                                                -------------------------------
                                                Name:  John Mackie
                                                Title: Vice-President, General
                                                       Counsel and Corporate
                                                       Secretary